Media General, Inc. 333 E. Franklin St. Richmond, Virginia 23219 (804) 887-5000 www.mediageneral.com

 (804) 887-5180

Fax (804) 819-1230

 tmulvaney@mediageneral.com

Timothy J. Mulvaney

Controller and Chief Accounting Officer

August 22, 2013

Mr. Larry Spirgel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Ref:	Media General, Inc. (Registrant)
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Commission File No. 001-06383

Dear Mr. Spirgel:

This letter is submitted in response to the staff’s comments contained in your letter, dated August 13, 2013, relative to the Media General, Inc. (“Registrant” or “Company”), Form 10-K for the fiscal year ended December 31, 2012, filed February 28, 2013. In the following paragraphs, each of the staff’s comments is presented in bold, followed by the Registrant’s response.

Annual Report on Form 10-K for the fiscal year ended December 31, 2012

Item 2. Properties, page 11

1.     We note that WJBF-TV provides WAGT-TV, which is owned by Shurz Communications, with sales, news and other operational services under a joint sales agreement and a shared services agreement. Tell us how the transactions from those agreements are reflected in the financial statements. Refer to your basis in the accounting literature.

Registrant’s Response

The Registrant entered into a joint sales agreement and a shared services agreement with WAGT Television, Inc., a wholly owned subsidiary of Shurz Communications, Inc., in October 2009 to perform joint sales efforts and provide back-office support for production, technical services and operations. Both agreements specify that WAGT is owned and operated by WAGT Television, Inc, a subsidiary of Shurz and WAGT is responsible for all core operating costs of the entity including programming and film expense, music rights, network payments, and payroll expenses for station senior management. Under the shared services agreement, the Registrant provides the infrastructure support for WAGT including office space, traffic, and master control. The Registrant records the fees received for the shared services agreement on a gross basis as the shared service fees are intended to compensate WJBF for services rendered. In essence, this is a cost plus margin agreement with no risk of loss to the Registrant.

Under the joint sales agreement, the Registrant markets and sells spot advertising to third parties on WAGT’s main and secondary channels as well as WAGT’s website. The Registrant is also the agent for all billing and collection of WAGT’s accounts receivables. However, the Registrant does not maintain credit risk and all bad debts are the responsibility of WAGT. Finally, WAGT is responsible for risk of loss for unsold advertising spot inventory. ASC 605-45-45 provides the indicators of gross vs. net reporting and as such, since the Registrant is the sales agent, earns a fixed percentage and does not maintain credit risk, the Registrant records revenue from the joint sales agreement on a net basis as WAGT is the primary obligor.

At the outset of the arrangement, the Registrant considered the guidance surrounding variable interest entities. ASC 810-10-25-37 indicates that a reporting entity is not required to determine whether a legal entity with which it is involved is a VIE if the reporting entity did not participate in the design of the legal entity. The Registrant did not participate in the design of WAGT Television, Inc. As indicated above, WAGT Television, Inc. is a wholly owned subsidiary of Shurz Communications, Inc., an unrelated third party. Furthermore, the Registrant has no obligation to absorb the losses of WAGT. The Registrant can participate in profits of WAGT, as defined in the shared services agreement, however the Registrant has received only approximately $165,000 under this provision since the outset of the arrangement. The Registrant has concluded that is not required to consolidate WAGT.

The Registrant recorded combined revenue from the shared services and joint sales agreements of $3.9 million, $3.4 million and $3.1 million for the years ended December 31, 2012, December 25, 2011 and December 26, 2010, respectively. The Registrant will consider expanding its disclosure of the arrangements with WAGT in future filings based on its analysis of the materiality of those arrangements.

Report of Management on Media General Inc.’s Internal Control over Financial Reporting, page 27

2.     Confirm, if true, that based on your assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012 in accordance with Item 308 of Regulation S-K.

Registrant’s Response

The Registrant’s management confirms that based on its assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012 in accordance with Item 308 of Regulation S-K as indicated on page 27 of the Form 10-K.

Note 3: Intangible Assets and Impairment, page 40

3.     We note that during 2012, you streamlined your management structure and operations to be consistent with your new focus and changed your reportable segments from six to one. We also note that five of those segments were based on geographic markets. Further we note that your current reportable segment consists of two operating segments each consisting of nine network affiliated television stations divided on the basis of geographic regions and that the two operating segments are your reporting units. Please tell us what the geographic regions or reporting units are and how they were determined. In this regard we note that most of your television stations are in the Southeast.

Registrant’s Response

On July 2, 2012, the Registrant announced that it had streamlined its market structure and operations to align with its new focus as a pure-play television broadcaster. The Registrant’s previous market structure of five geographic regions was replaced by a new structure of two geographic regions. Each geographic region is considered an operating segment. Concurrently, James R. Conschafter and John R. Cottingham were elected corporate vice presidents by the Board of Directors. Each vice president reports directly to the president and chief executive officer who is the chief operating decision maker.

Mr. Conschafter is the segment manager for the Northern Region which includes the following markets and stations:

North Carolina: Greenville, WNCT-TV; Raleigh, WNCN-TV,

Ohio: Columbus, WCMH-TV

Rhode Island: Providence, WJAR-TV

South Carolina: Spartanburg/Greenville, WSPA-TV and Asheville, NC, WYCW; Florence/Myrtle Beach, WBTW

Virginia: Roanoke, WSLS-TV

Tennessee: Johnson City, WJHL-TV

Mr. Cottingham is the segment manager for the Southern Region which includes the following markets and stations:

Alabama: Birmingham, WVTM-TV; Mobile, AL/Pensacola, FL, WKRG-TV;

Florida: Tampa, WFLA-TV

Georgia: Augusta, WJBF-TV; Columbus, WRBL-TV; Savannah, WSAV-TV

Mississippi: Jackson, WJTV-TV and Hattiesburg, WHLT-TV

South Carolina: Charleston, WCBD-TV

While the stations were divided among the two regions on the basis of geography, the Registrant’s revenues are essentially split between the two regions on a 50-50 basis. As described above, each region has a segment manager that reports to the CEO. Each segment manager is evaluated and compensated based on the performance of his region.

The Registrant considered the criteria in ASC 350 when designating its reporting units. Based on that analysis, the Registrant determined that its component television stations could be aggregated at the operating segment level. The Registrant concluded that the component television stations in each region have similar economic characteristics. All of the Registrant’s television stations are subject to FCC regulations and offer the same products and services i.e., network affiliated television programming and associated websites producing advertising and content for customers. Major customers for all stations are regional and national retailers, automotive dealers, and political candidates or action groups. The Registrant has centralized broadcast operations, traffic operations and master graphics for all of its television stations and all stations share the same advertising system. While the viewership associated with a particular network affiliation will vary based on specific events (Super Bowl, Olympics, NFL football) and the strength of the particular network programming, over the long-term, all television stations, regardless of network affiliation are affected by general economic trends, political races, and the level of national automobile advertising.

Note 4: Taxes on Income, page 41

4.     For each period presented, tell us how you calculated the impact of the increase in the deferred tax valuation in your tax rate reconciliation on page 41.

Registrant’s Response

As previously reported, the Registrant has been in a net deferred tax (DTA) position since the end of 2008 against which it has recorded a full valuation allowance. This circumstance generally results in a zero net tax provision since the income tax expense or benefit that otherwise would be recognized is offset by the change to the valuation allowance. Therefore, an increase or decrease in the valuation allowance is required to offset the taxes computed at the statutory rate, state income taxes and the tax effect of permanent book-tax differences. For the periods presented, the increase in the valuation allowance was comprised of the following:

(In thousands)	2012	2011	2010
Income taxes computed at federal statutory tax rate	$(9,214)	$(12,850)	$(9,976)
Increase (reduction) in income taxes resulting from:
State income taxes, net of federal income tax benefit	(1,049)	(1,463)	(1,136)
Additional 2009 NOL carryback refund	-	-	2,931
Non-deductible debt discount	6,571	-	-
Other	511	985	290
Increase in valuation allowance	$(3,181)	$(13,328)	$(7,891)

The exception to the general circumstance is the tax expense or benefit that is required to be recorded in connection with a discrete event. In the Registrant’s current circumstances, income tax expense in all three periods was primarily related to the need for an additional valuation allowance ($14 million in 2012 and 2011, and $15 million in 2010) in connection with the tax amortization of the Registrant’s indefinite-lived intangible assets that is not available to offset existing deferred tax assets (termed a “naked credit”). In 2011, this non-cash tax expense was partially offset by the tax benefit related to the maturity of the interest rate swaps and the resultant tax effect on other comprehensive loss. In 2010, the expense related to the naked credit was partially offset by tax benefits related to an additional 2009 net operating loss carryback refund (approximately $3 million that was presented net against an increased valuation allowance) and a favorable settlement of a state income tax issue.

Note 5: Long-term Debt and Other Financial Instruments, page 44

Note 6: Common Stock and Stock Options, page 45

5.     We note that you recorded the exercise of the warrant issued to Berkshire Hathaway to purchase 4.6 million shares of the Company’s Class A Common stock; however, it is unclear how you accounted for the issuance of the warrant at the inception of the agreement.

Registrant’s Response

Concurrent with the funding of the financing arrangement described in Note 5 and pursuant to a Warrant Agreement entered into at the same time, the Registrant issued detachable warrants to Berkshire Hathaway to purchase 4.6 million shares of Class A common stock. On September 24, 2012, Berkshire Hathaway exercised all of the warrants to purchase 4,646,220 shares of Class A common stock, par value $5.00 per share, for an aggregate purchase price of $46,462.20, or $0.01 per share.

At the time of the issuance of the warrants and the term loan in May 2012, the Registrant accounted for the warrants in accordance with ASC 470-20-25. The $16.9 million of fair value ascribed to the warrants (4,646,220 shares x the market price of $3.65 per share less the warrant exercise price of $46,462.20) was recorded as a reduction of the carrying value of the term loan (e.g., a discount) and an increase to additional paid-in capital.

6.     In order that we may better understand how you accounted for the financing arrangement with Berkshire Hathaway, please provide us illustrative journal entries on how you recorded the transaction, including the embedded derivative and the warrant.

Registrant’s Response

The Berkshire Hathaway $400 million term loan was issued at a discount of 11.5% ($46 million) giving the Registrant net proceeds of $354 million. The Registrant recorded the following journal entry to account for cash proceeds received for the term loan:

Debit – Cash	$354,000,000
Debit – Original issue discount	46,000,000
Credit – Term loan principal		400,000,000

Concurrently, the Registrant issued warrants to purchase 4.6 million shares of common stock to Berkshire Hathaway in conjunction with the financing. The Registrant recorded the following journal entry to account for the issuance of the warrants:

Debit – Warrant discount	$16,900,000
Credit – Additional paid-in capital		16,900,000

The Registrant considers the prepayment feature in the term loan to be an embedded derivative which it bifurcates from the term loan when the fair value is determinable. At the time of the debt issuance, the Registrant anticipated making prepayments on the term loan of approximately $76.6 million during the remainder of 2012. Based on a discount of 11.5%, the Registrant estimated the fair value of the embedded derivative to be $8.8 million. The Registrant recorded the following journal entry to account for the embedded derivative:

Debit – Embedded derivative discount	$8,800,000
Credit – Embedded derivative liability		8,800,000

Following the sale of its newspapers in the third quarter of 2012, the Registrant made prepayments to Berkshire Hathaway of approximately $99 million. The Registrant immediately used the net proceeds from the newspaper sale to repay $54 million on the term loan at par and the $18.5 million balance on its then existing revolver. The Registrant offered to purchase up to $45 million of its 11.75% senior notes due 2017 in a tender offer with only $200,000 of acceptances received. The Registrant then offered and Berkshire Hathaway accepted repayment of $45 million on the term loan at par representing the amount the noteholders elected not to take. Upon making these principal payments, the Registrant offset the unamortized portion of the derivative discount against the derivative liability. At December 31, 2012, the Registrant did not anticipate any further prepayments on the Berkshire Hathaway term loan. Consequently, the embedded derivative liability (and related discount) was reduced to its fair value of $0.

Network affiliation agreements, page 53

7.     In view of the short renewal periods, please tell us your consideration of ASC 350-30-35 in estimating the useful lives of your network affiliation agreements.

Registrant’s Response

The Registrant’s network affiliation intangible assets arose from three purchase transactions that occurred in 1997, 2000, and 2006. The weighted-average remaining useful life for these network affiliation intangible assets is 16 years. The Registrant believes the remaining useful life is appropriate. As indicated in the Registrant’s August 20, 2013, call with the SEC Staff, the SEC Staff previously issued and the Registrant responded to a July 12, 2004, comment to the Registrant on useful lives for network affiliation agreements. The Registrant can resubmit documents pertaining to the 2004 comment letter if requested to do so. The Registrant believes the logic applied in its response to the 2004 comment letter continues to hold true.

A network affiliation contract continues to be the agreement that underpins the basic business model that has remained largely unchanged in the 60+ years of television history. The networks (principally ABC, NBC, and CBS) needed an outlet for their programming and entered into affiliation agreements with locally owned television stations to be their distribution network. The locally owned television stations were looking for high-quality programming to retain and attract audiences to their stations and to their own locally produced programming (e.g., news broadcasts).

Both the industry’s history and the Registrant’s own history show that renewing network affiliation contracts is the norm. Although industry statistics regarding the rate of renewal for network affiliation agreements with the ABC, CBS, FOX and NBC networks (the “Big 4”) are not readily available, it is rare for a Big 4 affiliate not to renew its affiliation agreement. The Registrant’s own history of affiliations and renewals are such that its current affiliations have been in place throughout the period of time that the Registrant has owned each particular station. The Registrant has consistently renewed all of its Big 4 affiliations. Furthermore, the Registrant has excellent relationships with each network and, as such, has reason to believe that the networks will continue to want to be affiliated with the Registrant. Additionally, there is a high cost to both networks and independently owned stations alike of switching an affiliation from one station to another (e.g., ratings loss, viewer confusion, etc.) and, consequently, it does not happen very often.

As indicated below, the Registrant has considered the guidance contained in ASC 350-30-35. The Registrant’s responses support its conclusion that its remaining useful life is appropriate.

1.	The expected use of the asset by the entity. The Registrant plans to retain the network affiliation of each of its television stations.

2.

The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate. The Registrant’s FCC licenses are indefinite-lived and its fixed asset useful lives vary based on asset type.

3.

Any legal, regulatory, or contractual provisions that may limit the useful life. The cash flows and useful lives of intangible assets that are based on legal rights are constrained by the duration of those legal rights. Thus, the useful lives of such intangible assets cannot extend beyond the length of their legal rights and may be shorter. Because of the historical and continuing regularity of renewals, the contractual life is not considered a limiting factor.

4.

The entity’s own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension consistent with the highest and best use of the asset by market participants, adjusted for entity-specific factors in this paragraph. As indicated above, the Registrant has a long history of renewing its network affiliations.

5.

The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels). The model has undergone changes over the 60+ years but the same basic bargain remains in place.

6.

The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). As in determining the useful life of depreciable tangible assets, regular maintenance may be assumed but enhancements may not. Not applicable.

Change in Internal Control Over Financial Reporting, page 66

8.     Please tell us if the combination of the newspaper sales and the subsequent reduction in corporate staff materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Registrant’s Response

As indicated on page 66 of the Form 10-K, the Registrant implemented a reduction in corporate staff following the sale of its newspapers. In both its second and third quarter Forms 10-Q, the Registrant indicated the sale and subsequent reduction in force would likely affect internal controls over financial reporting on an ongoing basis. In the Form 10-K, the Registrant stated the following:

During the fourth quarter, the Company continued to implement a reduction in corporate expense following the sale of its newspapers. The combination of the newspaper sales and the subsequent reduction in corporate staff impacted internal controls over financial reporting. The Company’s management took necessary steps to maintain effective internal controls over financial reporting during this time of transition.

As indicated in response to Question 2 above, the Registrant ultimately concluded that internal control over financial reporting was effective as of December 31, 2012. The Registrant acknowledges that that the combination of the newspaper sales and the subsequent reduction had an impact on internal control over financial reporting as personnel assigned to execute certain internal controls at the corporate level were terminated. However, the Registrant’s management does not believe that the combination of the newspaper sales and the subsequent reduction in corporate staff materially affected or is reasonably likely to materially affect the Registrant’s internal control over financial reporting as these internal control responsibilities were reassigned to other staff and the Registrant’s approach to internal controls did not change. The Registrant’s policies, procedures and key controls were substantially the same following these events and personnel responsible for executing internal controls at the television station level were not impacted. Furthermore, key accounting and finance management at the corporate level, including the Chief Financial Officer and Chief Accounting Officer, were unchanged.

Definitive Proxy Statement filed on March 14, 2013 and incorporated by reference in to Part III of the Form 10-K

9.     We note you use performance targets in connection with your Annual and Long-Term Incentive Plan Awards. We also note you have entered into a business combination with New Young Broadcasting Holding Co., Inc. Please disclose all of the performance targets applicable to your executive compensation program (as part of your annual or long-term incentive plans or otherwise).

Registrant’s Response

In future filings, the Registrant will disclose the performance targets applicable to its executive compensation program except to the extent that such targets involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the Registrant.

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We hope the staff finds the above information responsive to its comments.  In connection with this response, the Registrant acknowledges that:

●	We are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the information contained in this response, please contact the undersigned at (804) 887-5180.

Very truly yours,

/s/ Timothy J. Mulvaney

Timothy J. Mulvaney

cc:	George L. Mahoney
James F. Woodward
Andrew C. Carington
Ivette Leon (SEC)
Kathryn Jacobson (SEC)